# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sound Point Direct Lending BDC, CIK 0002061174
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: C/O SOUND POINT CAPITAL MANAGEMENT, LP, 375 PARK AVENUE, 33RD FLOOR, NEW YORK, New York (NY), 10152
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000915519

## Reporting persons
- NATIONWIDE LIFE INSURANCE CO /OH: type of reporting person: insurance company (IC); citizenship or place of organization: Ohio (OH); sole voting power 559,997.52; shared voting power 0; sole dispositive power 559,997.52; shared dispositive power 0; aggregate amount beneficially owned 559,997.52 (16% of the class)

## Item 1. Issuer
Name of issuer: Sound Point Direct Lending BDC
Address of issuer's principal executive offices: C/O SOUND POINT CAPITAL MANAGEMENT, LP, 375 PARK AVENUE, 33RD FLOOR, NEW YORK, NEW YORK, 10152.

## Item 2. Person Filing
Name of person filing: Nationwide Life Insurance Company
Address of principal business office or, if none, residence:
One Nationwide Plaza
Columbus, OH 43215
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 559,997.52
Percent of class: 15.9549%
Sole power to vote or to direct the vote: 559,997.52
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 559,997.52
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NATIONWIDE LIFE INSURANCE CO /OH: /s/Allison W. Milliken, Chief Compliance Officer (02/13/2026)